Exhibit 99.1

Fuwei Films Announces Its Unaudited Financial
Results for the Third Quarter of 2014

-Teleconference to be Held on Friday, November 21, 2014 at 8:00 am EST-

BEIJING, November 20, 2014 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL, “Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the three and nine months ended September 30, 2014.

Highlights

▪	Net sales during the third quarter ended September 30, 2014 were RMB69.2 million or US$11.3 million, compared to RMB75.9 million during the same period in 2013, representing a decrease of RMB6.7 million or 8.8%.

▪	Net loss attributable to the Company during the third quarter ended September 30, 2014 was RMB17.8 million or US$2.9 million compared to net loss attributable to the Company of RMB23.2 million during the same period in 2013, representing a decrease of RMB5.4 million or 23.3%.

▪	Basic and diluted net loss per share was RMB1.36 or US$0.22 and RMB1.78 for the three-month period ended September 30, 2014 and 2013, respectively.

▪	Net cash used in operating activities for the nine months ended September 30, 2014 was RMB18.9 million or US$3.1 million compared to net cash used in operating activities of RMB3.4 million for the nine months ended September 30, 2013.

“While our financial results remain challenged, I am pleased to announce that we continue to gain progress in new product as a sample diffusion film (a type of TFT-LCD optical film) was preliminarily accepted by a new customer after being delivered for testing,” commented Mr. Xiaoan He, Chairman and Chief Executive Officer of Fuwei Films. “We are supplying small batches of products according to this customer’s purchase order. In addition, a sample base film for solar backsheets has been delivered to a customer for initial testing. This production line is also expected to be utilized to produce other thick films, including high performance electrical insulation film, base film for solar back sheets and other films where we may see an opportunity to gain a significant presence in high-technology industries. “We will continue to focus our efforts on R&D, mainly in the area of development of higher quality and more value-added TFT-LCD optical film, factors that will enable the Company to distinguish our competitive advantages and eventually improve earnings performance in the market,” concluded Mr. He.

Third Quarter 2014 Results

Net sales during the third quarter ended September 30, 2014 were RMB69.2 million or US$11.3 million, compared to RMB75.9 million during the same period in 2013, representing a decrease of RMB6.7 million or 8.8%, mainly due to the reduction in average sales price by 0.9% arising from stronger competition in China and decrease of total sales volumes by 8.0%. The reduction of average sales price caused a decrease of RMB0.6 million and the sales volume caused a decrease of RMB6.1 million.

In the third quarter of 2014, sales of specialty films were RMB20.7 million or US$3.4 million, representing 30.0% of the Company’s total revenues as compared to RMB20.6 million or 27.2% in the same period of 2013, which was an increase of RMB0.1 million, or 0.5% as compared to the same period in 2013. The increase in average sales price caused an increase of RMB0.5 million and the decrease in the sales volume caused a decrease of RMB0.4 million.

Overseas sales were RMB11.8 million or US$1.9 million, or 17.1% of total revenues, compared with RMB12.8 million or 16.9% of total revenues in the third quarter of 2013. The decrease in average sales price caused a decrease of RMB2.0 million and the increase in sales volume resulted in an increase of RMB1.0 million. The decrease in overseas sales was mainly due to the decrease in average sales price.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Nine-Month Period Ended September 30, 2014			Nine-Month Period Ended September 30, 2013
	US$	RMB	% of Total	RMB	% of Total
Sales in China	176,516	28,757	84.1%	194,950	84.8%
Sales in other countries	33,390	5,441	15.9%	34,918	15.2%
	209,906	34,198	100.0%	229,868	100.0%

Our gross loss was RMB3.1 million or US$0.5 million for the third quarter ended September 30, 2014, representing a gross loss rate of 4.5%, as compared to a gross loss rate of 13.0% for the same period in 2013. Correspondingly, gross loss rate decreased by 8.5 percentage points compared to the same period in 2013. Our average product sales prices decreased by 0.9% compared to the same period last year and the average cost of goods sold decreased by 8.3% compared to the same period last year. Consequently, the amount of decrease in cost of goods sold was higher than that in sales prices, which resulted in a decrease in our gross loss.

Operating expenses for the third quarter ended September 30, 2014 were RMB12.1 million or US$2.0 million, which was RMB2.5 million, or 26.0% higher than the same period in 2013. This increase was mainly due to the increase in R&D expenditure in the third quarter of 2014.

Net loss attributable to the Company during the third quarter ended September 30, 2014 was RMB17.8 million or US$2.9 million compared to net loss attributable to the Company of RMB23.2 million during the same period in 2013, representing a decrease of RMB5.4 million for the same period in 2013.

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Nine Months 2014 Results

Net sales during the nine-month period ended September 30, 2014 were RMB209.9 million or US$34.2 million, compared to RMB229.9 million, during the same period in 2013, representing a decrease of RMB20.0 million or 8.7%, mainly due to the reduction of average sales price by 7.8% arising from stronger competition in China and decrease of total sales volumes by 0.9%. The reduction of average sales price caused a decrease of RMB17.9 million and the sales volume caused a decrease of RMB2.1 million.

In the nine-month period ended September 30, 2014, sales of specialty films were RMB57.1 million or US$9.3million or 27.2% of our total revenues as compared to RMB70.3 million or 30.6% in the same period of 2013, which was a decrease of RMB13.2 million, or 18.8% as compared to the same period in 2013. The reduction of average sales price caused a decrease of RMB1.2 million and the decrease in the sales volume caused a decrease of RMB12.0 million. The decrease was largely attributable to the decrease in sales volume for dry films and heat shrinkable films due to the entrances of new competitors.

Overseas sales during the nine months ended September 30, 2014 were RMB33.4 million or US$5.4 million, or 15.9% of total revenues, compared with RMB34.9 million or 15.2% of total revenues in the same period in 2013. The decrease of average sales price caused a decrease of RMB4.6 million and the increase in sales volume resulted in an increase of RMB3.1 million. The decrease in overseas sales was mainly due to decrease in sales prices.

Our gross loss was RMB12.7 million or US$2.1 million for the first nine months ended September 30, 2014, representing a gross loss rate of 6.0%, as compared to a gross loss rate of 5.8% for the same period in 2013. Correspondingly, gross loss rate increased by 0.2 percentage points. Our average product sales prices decreased by 7.8% compared to the same period last year while the average cost of goods sold decreased by 7.6% compared to the same period last year. Consequently, the amount of decrease in sales revenue was higher than that in cost of goods sold during the nine months ended September 30, 2014 compared with the same period in 2013, which resulted in an increase in the Company’s gross loss.

Operating expenses for the nine months ended September 30, 2014 were RMB32.9 million or US$5.4 million, compared to RMB36.9 million in the same period in 2013, which was RMB4.0 million or 10.8% lower than the same period in 2013. This decrease is mainly due to decreased R&D expenditure for the first nine-months of 2014.

Basic and diluted net loss per share was RMB1.36 or US$0.22 and RMB1.78 for the three-month period ended September 30, 2014 and 2013, respectively.

Total shareholders’ equity was RMB406.3 million or US$66.2 million as of September 30, 2014, compared with RMB460.3 million as of December 31, 2013.

As of September 30, 2014, the Company had 13,062,500 basic and diluted total ordinary shares outstanding.

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Conference Call Information

The Company will host a teleconference on Friday, November 21, 2014, at 8:00 a.m. EST / 9:00 p.m. Beijing time to discuss the financial results. To participate in the call, please dial +1-877-407-9205 in North America, or +1-201-689-8054 internationally, approximately 10 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-660-6853 in North America, or +1-201-612-7415 internationally, and entering the following Conference ID: 13595551. The replay will be available until December 21, 2014, at 11:59 p.m. EST.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”). Shandong Fuwei develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include both the possible delisting of the Company’s ordinary shares from the NASDAQ Global Market; significant competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the adverse impact of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China (“China”) conducted by certain main importing countries; fluctuations of RMB exchange rate, the reduce in demand for the Company’s products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company’s financial performance, uncertainty as to the future profitability, uncertainty as to the Company’s ability to successfully obtain additional funds to meet the working capital needs of the new BOPET production line, uncertainty as to the Company’s ability to continuously develop new BOPET film products to be produced by the third production line and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the changes in the labor law in China, the measures taken by the Chinese government to save energy and reduce emissions, and the complaints from nearby residents and local government about the noise caused by our production as well as the uncertainty of the impact of major shareholder transfer that have substantial influence over the Company and the Company’s business operation including possible overlap of our BOPET products, customers and market orientation with an BOPET film manufacturer, which is controlled by the same individual who has control over the shares of our major shareholder. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms Xiaoli Yu

Investor Relations Officer

Phone: +86-133-615-59266

Email: fuweiIR@fuweifilms.com

In the U.S.:

Ms. Vivian Chen
Investor Relations
Grayling
Phone: +1-646-284-9427
Email: vivian.chen@grayling.com

Financial Tables to Follow

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

 CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

 (amounts in thousands except share and per share value)

(Unaudited)

	September 30, 2014		December 31, 2013
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	3,807	620	11,578
Restricted cash	56,698	9,237	41,422
Accounts and bills receivable, net	9,194	1,498	8,373
Inventories	30,753	5,010	38,454
Advance to suppliers	5,441	886	6,977
Prepayments and other receivables	23,558	3,838	26,107
Deferred tax assets - current	1,726	281	1,702
Total current assets	131,177	21,370	134,613
Property, plant and equipment, net	494,151	80,507	524,777
Construction in progress	366	60	632
Lease prepayments, net	18,536	3,020	18,999
Advance to suppliers - long term, net	1,197	195	2,134
Long-term deposit	16,760	2,731	16,760
Other Assets	12,723	2,073	13,244
Deferred tax assets - non current	20,782	3,386	20,888
Total assets	695,692	113,342	732,047

LIABILITIES AND EQUITY

Current liabilities
Short-term borrowings	-	-	105,000
Long-term loan, current portion	1,675	273	-
Due to related parties	123,849	20,177	-
Accounts payables	25,151	4,098	33,454
Notes payable	99,929	16,280	81,990
Advance from customers	10,371	1,690	14,665
Accrued expenses and other payables	6,672	1,087	6,777
Obligations under capital leases-current	8,728	1,422	8,314
Total current liabilities	276,375	45,027	250,200

Obligations under capital leases	1,964	320	8,563
Long-term loan	8,325	1,356	10,000
Deferred tax liabilities	3,551	579	3,736
Total liabilities	290,215	47,282	272,499

Equity
Shareholders’ equity
Registered capital (of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)	13,323	2,171	13,323
Additional paid-in capital	311,907	50,816	311,907
Statutory reserve	37,441	6,100	37,441
Retained earnings	42,371	6,903	96,370
Cumulative translation adjustment	1,221	198	1,266
Total shareholders’ equity	406,263	66,188	460,307
Non-controlling interest	(786)	(128)	(759)
Total equity	405,477	66,060	459,548
Total liabilities and equity	695,692	113,342	732,047

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

 CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

 (amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended September 30,			The Nine-Month Period Ended September 30,
	2014		2013	2014		2013
	RMB	US$	RMB	RMB	US$	RMB
Net sales	69,217	11,277	75,890	209,906	34,198	229,868
Cost of sales	72,326	11,783	85,747	222,582	36,263	243,223
Gross (loss) profit	(3,109)	(506)	(9,857)	(12,676)	(2,065)	(13,355)
Operating expenses
Selling expenses	4,119	671	3,991	10,908	1,777	11,961
Administrative expenses	7,979	1,300	5,635	22,037	3,590	24,926
Total operating expenses	12,098	1,971	9,626	32,945	5,367	36,887

Operating loss	(15,207)	(2,477)	(19,483)	(45,621)	(7,432)	(50,242)

Other income (expense)
- Interest income	392	64	494	1,032	168	835
- Interest expense	(3,140)	(512)	(3,566)	(9,564)	(1,558)	(9,447)
- Others income (expense), net	98	16	(265)	35	6	(393)

Total other income (expense)	(2,650)	(432)	(3,337)	(8,497)	(1,384)	(9,005)

Loss before provision for income taxes	(17,857)	(2,909)	(22,820)	(54,118)	(8,816)	(59,247)

Income tax benefit (expense)	83	14	(366)	103	17	(207)

Net loss	(17,774)	(2,895)	(23,186)	(54,015)	(8,799)	(59,454)
Net income (loss) attributable to noncontrolling interests	(15)	(2)	17	(16)	(3)	16

Net loss attributable to the Company	(17,759)	(2,893)	(23,203)	(53,999)	(8,796)	(59,470)

Other comprehensive income
- Foreign currency translation adjustments attributable to noncontrolling interest	9	1	2	(10)	(2)	14
- Foreign currency translation adjustments attributable to the Company	10	2	1	(45)	(7)	31

Comprehensive income (loss) attributable to non-controlling interest	(6)	(1)	19	(26)	(5)	30

Comprehensive loss attribute to the Company	(17,749)	(2,891)	(23,202)	(54,044)	(8.803)	(59,439)

Loss per share, Basic and diluted	(1.36)	(0.22)	(1.78)	(4.13)	(0.67)	(4.55)
Weighted average number ordinary shares, Basic and diluted	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

 (amounts in thousands except share and per share value)

(Unaudited)

	The Nine-Month Period Ended September 30,
	2014		2013
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(54,015)	(8,799)	(59,454)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
- Loss/(Gain) on disposal of property, plant and equipment	-	-	-
- Depreciation of property, plant and equipment	36,021	5,869	36,401
- Amortization of intangible assets	393	64	393
- Deferred income taxes	(103)	(17)	207
- Bad debt (recovery) expense	261	43	(87)
Changes in operating assets and liabilities
- Accounts and bills receivable	(1,083)	(176)	12,218
- Inventories	7,702	1,255	(6,957)
- Advance to suppliers	1,536	250	7,094
- Prepaid expenses and other current assets	112	18	(303)
- Accounts payable	(8,304)	(1,353)	7,478
- Accrued expenses and other payables	(141)	(23)	92
- Advance from customers	(4,294)	(700)	2,205
- Tax payable	3,028	493	(2,663)

Net cash (used in) provided by operating activities	(18,887)	(3,076)	(3,376)

Cash flow from investing activities
Purchases of property, plant and equipment	(5,396)	(879)	(328)
Restricted cash related to trade finance	(15,272)	(2,488)	(18,115)
Advance to suppliers - non current	937	153	77
Amount change in construction in progress	265	43	(9,759)
Proceeds from sale of property, plant and equipment	-	-	-

Net cash used in investing activities	(19,466)	(3,171)	(28,125)

Cash flow from financing activities
Principal payments of short-term bank loans	(105,000)	(17,107)	(110,000)
Proceeds from short-term bank loans	-	-	106,432
Proceeds from related party	123,849	20,177	-
Payment of capital lease obligation	(6,185)	(1,008)	(6,128)
Change in notes payable	17,939	2,923	35,094
Proceeds from sale-leaseback equipment	-	-	5,000

Net cash provided by financing activities	30,603	4,985	30,398

Effect of foreign exchange rate changes	(21)	(31)	(12)

Net decrease in cash and cash equivalent	(7,771)	(1,293)	(1,115)

Cash and cash equivalent
At beginning of period/year	11,578	1,913	5,006
At end of period/year	3,807	620	3,891

SUPPLEMENTARY DISCLOSURE:
Interest paid	9,564	1,558	9,447
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	5,886	959	8,445
Obligations for acquired equipment under capital lease:	10,692	1,742	18,872

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